

Mail Stop 7010

April 7, 2009

Shawn R. Hagel
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

> **Re:** **Precision Castparts Corp.**
> **Form 10-K for Fiscal Year Ended March 30, 2008**
> **File No. 1-10348**

Dear Ms. Hagel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief